Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Vivid Seats Releases First Quarter 2021 Update

CHICAGO, IL May 28, 2021 – Vivid Seats Inc. (“Vivid Seats” or “the Company”), a leading marketplace that utilizes its powerful technology platform to connect millions of fans with thousands of ticket sellers across hundreds of thousands of events each year, today released a first quarter 2021 business and financial update. The Company’s first quarter 2021 Marketplace Gross Order Value (“GOV”) was $116 million and Revenues were $24 million. These figures respectively represent a 71% and 65% year-over-year decline as Q1 2020 was not impacted by the COVID-19 pandemic until mid-March. Vivid Seats returned to profitability on an EBITDA basis during the first quarter of 2021 with $4 million of Adjusted EBITDA.

Stan Chia, CEO of Vivid Seats, commented, “Vivid Seats benefitted from the return of fans to the stands, particularly in sports, during the first quarter of 2021. Fans are craving the opportunity to see their favorite sports, concert and theater events and are jumping at the opportunity to book tickets as events resume.”

“We are thrilled to see positive developments in Q1 with more fans able to attend events and continued positive news in April and May.” Mr. Chia added, “Our anticipated launch in the public markets coincides in lock step with this overall recovery.”

As announced April 22, 2021, Vivid Seats entered into a definitive agreement with Horizon Acquisition Corporation (“Horizon”), a publicly-traded special purpose acquisition company, Horizon Sponsor, LLC, and certain other parties hereto, that will result in Vivid Seats Inc. becoming a public company. A registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus, has been filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company.

Investors may listen to a conference call regarding the first quarter 2021 business and financial update on Friday, May 28, 2021, at 8:00 am ET. The call can be accessed by visiting the Horizon Acquisition Corporation’s website at https://www.horizonacquisitioncorp.com/.

Key Performance Indicators and Bridge from Net Income to Adjusted EBITDA

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Marketplace gross order value (“Marketplace GOV”)(1)	$2,279,773	$347,259	$403,377	$116,473
Total Marketplace orders(2)	7,185	1,066	1,252	293
Total Resale orders(3)	303	49	45	13
Adjusted EBITDA(4)	$119,172	$(80,204)	$1,179	$4,187

(1)	Marketplace GOV represents the total transactional amount of Marketplace segment orders placed on the Vivid Seats platform in a period, inclusive of fees, exclusive of taxes, and net of event cancellations that occurred during that period. Marketplace GOV was negatively impacted by event cancellations in the amount of $22.2 million during the year ended December 31, 2019 and $216.0 million during the year ended December 31, 2020. Marketplace GOV was negatively impacted by event cancellations in the amount of $52.8 million during the three months ended March 31, 2020 and $18.5 million during the three months ended March 31, 2021.

(2)	Total Marketplace orders represents the volume of Marketplace segment orders placed on the Vivid Seats platform during a period, net of event cancellations occurring during the period. During the year ended December 31, 2019, the Marketplace segment had 54,961 event cancellations, compared to 549,085 event cancellations during the year ended December 31, 2020. During the three months ended March 31, 2020, the Marketplace segment had 141,027 event cancellations, compared to 51,775 event cancellations during the three months ended March 31, 2021. A Marketplace order may include more than one ticket.

(3)	Total Resale orders represents the volume of Resale segment orders sold by the Vivid Seats’ resale team in a period, net of event cancellations that occurred during that period. During the year ended December 31, 2019, the Resale segment had 1,517 event cancellations, compared to 20,644 event cancellations during the year ended December 31, 2020. During the three months ended March 31, 2020, the Resale segment had 9,978 event cancellations, compared to 1,141 event cancellations during the three months ended March 31, 2021. A Resale order may include more than one ticket.

(4)	Adjusted EBITDA is not a measure defined under GAAP. See below for further information about how Vivid Seats calculates adjusted EBITDA.

Adjusted EBITDA is a non-GAAP measure frequently used by research analysts, investors and other interested parties to evaluate companies. Vivid Seats believes that this measure is helpful in highlighting trends in its operating results, because it excludes the impact of items that are outside the control of management or not reflective of its ongoing operations and performance.

Adjusted EBITDA is a measure not defined under GAAP. It has limitations, because it excludes certain types of expenses and it does not reflect changes in working capital needs. Furthermore, other companies may calculate adjusted EBITDA or similarly titled measures differently, limiting their usefulness as comparative measures.

Adjusted EBITDA is presented here as a supplemental measure only. You are encouraged to evaluate each adjustment. The following is a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net loss.

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net loss	$(53,848)	$(774,185)	$(38,503)	$(20,251)
Interest expense – net	41,497	57,482	9,293	16,319
Depreciation and amortization	93,078	48,247	23,897	295
Sales tax liability(1)	10,045	6,772	4,913	2,261
Transaction costs(2)	8,857	359	359	3,546
Equity-based compensation(3)	5,174	4,287	1,186	1,091
Senior management transition costs(4)	2,706	-	-	-
Loss on extinguishment of debt(5)	2,414	685	-	-
Litigation, settlements and related costs(6)	2,256	1,347	34	641
Change to annual bonus program(7)	2,810	-	-	-
Customer loyalty program stand-up costs(8)	3,223	-	-	-
Impairment charges(9)	-	573,838	-	-
Loss on asset disposals(10)	960	169	-	-
Severance related to COVID-19(11)	-	795	-	285
Adjusted EBITDA	$119,172	$(80,204)	$1,179	$4,188

(1)	These expenses relate to sales tax liabilities incurred during the periods presented. Vivid Seats incurs sales tax expenses in jurisdictions where it expects to remit sales tax payments. Vivid Seats does not currently collect sales tax from ticket buyers under its existing IT configuration. Vivid Seats is in the process of upgrading its IT infrastructure, which will enable it to collect sales tax from ticket buyers going forward. The Company expects these upgrades to be complete by the end of 2021.

(2)	Transaction costs consist primarily of transaction and transition related fees and expenses incurred in relation to completed and attempted acquisitions. In 2019, Vivid Seats completed the acquisition of Fanxchange. During the three months ended March 31, 2021, Vivid Seats incurred transaction costs related to the Transactions. Transaction and transition costs include legal, accounting, tax and other professional fees, as well as personnel-related costs, which consist of severance and retention bonuses. Transition costs reflected above were incurred in the first 12 months following the completed acquisition of Fanxchange.

(3)	Vivid Seats incurs equity-based compensation expenses, which it does not consider to be indicative of its core operating performance.

(4)	During 2019, Vivid Seats incurred costs associated with the transition to its current senior management team, including its current Chief Executive Officer. These costs include recruiting costs and costs to compensate Vivid Seats’ new Chief Executive Officer for benefits forfeited at his previous employer.

(5)	Losses incurred in 2019 related to the repayment of Vivid Seats’ $40 million second lien term loan. Losses incurred in 2020 resulted from the retirement of Vivid Seats’ revolving credit facility in May 2020.

(6)	These expenses relate to external legal costs and settlement costs incurred, which were unrelated to Vivid Seats’ core business operations.

(7)	Vivid Seats restructured its employee incentive compensation plan during 2019, which resulted in $2.8 million of incremental costs.

(8)	During August 2019, Vivid Seats initiated the Vivid Seats Rewards customer loyalty program. The company incurred $3.2 million of initial stand-up costs related to the commencement of the program. These stand-up costs consist primarily of customer incentives and marketing costs, which are not expected to reoccur.

(9)	During 2020, Vivid Seats incurred impairment charges triggered by the effects of the COVID-19 pandemic. The impairment charges resulted in a reduction in the carrying values of the company’s goodwill, indefinite-lived trademark, definite-lived intangible assets, and other long-lived assets. See Vivid Seats’ audited financial statements included elsewhere in this proxy statement/prospectus for additional information.

(10)	During 2019 and 2020, Vivid Seats incurred approximately $1.0 million and $0.2 million, respectively, related to asset disposals, which are not considered indicative of its core operating performance.

(11)	These charges relate to severance costs resulting from significant reductions in employee headcount during 2020 due to the effects of the COVID-19 pandemic.

About Vivid Seats

Vivid Seats provides a marketplace for tickets to live sports, concerts and theater events along with a technology platform and services that support the ticketing ecosystem. Founded in 2001, the Chicago-based marketplace pairs exceptional affordability across one of the widest selections of tickets with its loyalty program, Vivid Seats Rewards, that enables fans to earn rewards when they purchase tickets to their favorite events. Selected by organizations like ESPN, Rolling Stone, the Los Angeles Clippers and University of Tennessee to serve as official ticketing partners, Vivid Seats supports all confirmed orders with a dedicated, award-winning customer service team to ensure the safest and most convenient purchase experience. Fans who want to sit closer and see more of their favorite live events can order by downloading the Vivid Seats mobile app, going to vividseats.com or calling by phone at 866-848-8499.

About Horizon Acquisition Corporation

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by the Sponsor, an affiliate of Eldridge. Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at https://www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation will merge with and into Vivid Seats Inc., which will be the surviving entity and the going-forward public company, and filed the S-4 Registration Statement with the SEC, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals, failure to receive approvals or other determinations from certain gaming regulatory authorities, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Horizon’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; Horizon and Vivid Seats’ ability to manage growth; Horizon and Vivid Seats’ ability to execute its business plan and meet its projections; potential litigation involving Vivid Seats or Horizon Acquisition Corporation; changes in applicable laws or regulations, particularly with respect to gaming, and general economic and market conditions impacting demand for Vivid Seats or Horizon Acquisition Corporation products and services, and in particular economic and market conditions in the entertainment/technology/software industry in the markets in which Vivid Seats and Horizon Acquisition Corporation operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. None of Vivid Seats or Horizon Acquisition Corporation undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors

Ashley DeSimone, ICR

Ashley.DeSimone@icrinc.com

646-677-1827

Media

Julia Young, ICR

Julia.Young@icrinc.com

646-277-1280